Exhibit 99.2

Amended Notice of 2020 annual meeting
This amended notice of our 2020 annual meeting replaces our previous notice of meeting dated February 27, 2020, to reflect the change in location and format of the meeting to virtual only.

You are invited to our 2020 annual meeting of common shareholders:

WHEN
Friday, May 1, 2020 at 10:00 a.m.
Mountain Daylight Time (MDT)

WHERE
Virtual - https://web.lumiagm.com/131163081

The meeting is being held in a virtual only format this year in light of current government mandated restrictions on public gatherings, and to lower the risks to the health and safety of our shareholders, employees, other stakeholders and our community in respect of the current COVID-19 pandemic. The virtual only format will provide shareholders with an equal opportunity to participate at the meeting online regardless of their geographic location.

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TC Energy Corporation common shares on March 16, 2020, you are entitled to receive notice of, attend and vote at this meeting.
Please take some time to read the Management information circular dated February 27, 2020. It contains important information about the meeting and explains who can vote and how to vote.
By order of the Board of Directors,

Five items of business
1.
Receive our audited consolidated financial statements for the year ended December 31, 2019, and the auditors’ report.
2.
Elect the directors.
3.
Appoint the auditors and authorize the directors to set their compensation.
4.
Participate in the advisory vote on our approach to executive compensation (say-on-pay).
5.
Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TC Energy Corporation Calgary, Alberta April 16, 2020